Mail Stop 4561
      September 28, 2005

Mr. Patrick Matthews
Chief Executive Officer
Primary Business Systems Inc.
433 Kitty Hawk Drive #226
Universal City, TX 73148

	Re:	Primary Business Systems Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Quarterly Period Ended March 31, 2005 Form 10-QSB for Quarterly Period Ended June 30, 2005 File No. 0-25523

Dear Mr. Matthews:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 1 - Organization and Nature of Business, page F-9

1. Please tell us how you valued the restricted shares that were issued for the acquisition of AHJR Inc. in 2003 at a price of
$.0001
per share. We note other restricted stock issuances in 2003 were valued at $.05 per share.


Note 4 - Goodwill, page F-13

2. Please explain to us which acquisitions resulted in the goodwill recorded in your financial statements. To the extent goodwill results from the combinations with shell companies, please advise us why you accounted for these transactions as business combinations rather than as recapitalizations.

Signatures, page F-18

3. Please amend the signature page to update Amanda Sinclair`s signature date to 2005.

Exhibit 32

4. Please amend this certification to reference the annual report for the year ended December 31, 2004.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Exhibit 32.1

5. Please amend this certification to reference the quarterly report for the period ended March 31, 2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief






Mr. Patrick Matthews
Primary Business Systems Inc.
September 28, 2005
Page 1